UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

(Offerors)

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

with copies to

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,348,734.58	$8,176.57

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons at a purchase price of R$26.64 in cash per Preferred Share. As of September 20, 2012, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 223,080,448 are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 5,423,468 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate in effect on August 8, 2012 of U.S.$1 = R$2.025, as reported by Bloomberg L.P.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.0001146 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,176.57	Filing Party: Empresa Brasileira de Telecomunicações S.A. – Embratel, Embratel Participações S.A. and GB Empreendimentos e Participações S.A.

Form or Registration No: Schedule TO	Date Filed: August 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL COMMON SHARES OR PREFERRED SHARES (INCLUDING PREFERRED SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES) OF NET SERVIÇOS DE COMUNICAÇÃO S.A. (“NET”), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, EMBRATEL PARTICIPAÇÕES S.A. AND GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. (TOGETHER, THE “OFFERORS”) WILL FILE AN AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). NET’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE AMENDED SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT NET’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR COMMON SHARES OR PREFERRED SHARES (INCLUDING PREFERRED SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES).

This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) is being filed by Empresa Brasileira de Telecomunicações S.A. – Embratel, Embratel Participações S.A. and GB Empreendimentos e Participações S.A. (together, the “Offerors”) and relates to the offer by the Offerors to purchase any and all outstanding common shares, no par value (“Common Shares”), and preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”).

The offer is being made on the terms and conditions set forth in the offer to purchase dated                     , 2012 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference and the related ADS letter of transmittal attached hereto as Exhibit (a)(1)(ii) and incorporated herein by reference. This offer is being conducted concurrently in the United States and Brazil. This Schedule TO is intended solely for holders of Common Shares and Preferred Shares that are U.S. residents (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and holders of ADSs representing Preferred Shares wherever located. Separate offer materials for holders of Common Shares and Preferred Shares that are not U.S. residents are being published in Portuguese in Brazil. In addition, a short circular for use by holders of Preferred Shares listed on the Mercado de Valores Latinoamericanos is being published in Spanish concurrently in Spain. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase. The information set forth in the Offer to Purchase is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated , 2012.

(a)(1)(ii)*	Form of ADS Letter of Transmittal.

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients.

(a)(1)(v)*	Notice of Offer to Purchase Shares of Common Shares and Preferred Shares Issued by Net Serviços de Comunicação S.A., as made public on , 2012. (English translation).

(a)(1)(vi)*	Form of summary advertisement published on , 2012.

(a)(1)(vii)*	Text of Press Release issued by the Offerors on , 2012.

(b)	None.

(c)(i)	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 1, 2012).

(d)(i)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2005).

(d)(ii)	First Amendment to Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on September 6, 2006).

(d)(iii)	Second Amendment to Shareholders’ Agreement, dated as of April 28, 2006, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on August 5, 2010).

(d)(iv)	Third Amendment to Shareholders’ Agreement, dated as of September 18, 2009, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on August 5, 2010).

(d)(v)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB and Teléfonos de México, S.A. de C.V., as intervening parties, (English translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar’s 2006 annual report on Form 20-F, filed on July 14, 2006), along with Attachment I, Net’s Shareholders’ Agreement (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on April 8, 2005) and Attachment II, By-laws of GB (English translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar’s 2005 annual report on Form 20-F, filed on July 14, 2006).

(d)(vi)	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English translation) (incorporated herein by reference to Exhibit 10.6 to Net’s Amendment No. 1 to its registration statement on Form F-4, filed on February 7, 2005).

(d)(vii)	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2006 annual report on Form 20-F, filed on March 9, 2007).

(d)(viii)	First addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to Exhibit 4.5 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(ix)	Second addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(x)	Third addendum to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xi)	Fourth addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.8 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xii)	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.9 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xiii)	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xiv)	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to Exhibit 4.11 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to Exhibit 4.12 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xvi)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.13 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xvii)	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to Exhibit 4.14 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xviii)	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to Exhibit 4.15 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xix)	Optical Fiber Lease Agreement, dated November 22, 2005 (English translation) (incorporated herein by reference to Exhibit (e)(18) to Net’s 14D-9, filed on September 14, 2010).

(d)(xx)	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English translation) (incorporated herein by reference to Exhibit (e)(19) to Net’s 14D-9, filed on September 14, 2010).

(d)(xxi)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit (e)(20) to Net’s 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

(h)	None.

*	To be filed by amendment.

Item 13.	Information Required by Schedule 13E–3.

The information set forth in the Offer to Purchase is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E–3, except to those items as to which information is specifically provided below.

Item 2 to Schedule 13E–3. Subject Company Information

(e)	Prior Public Offerings: None.

Item 13 to Schedule 13E-3. Financial Information

(a)(1)	Net’s audited consolidated financial statements included in pp. F-1 to F-71 of its annual report on Form 20-F for the fiscal year ended December 31, 2011 are incorporated herein by reference.

(a)(2)	Financial Information: Not Applicable.

(b)	Pro forma financial information: Not Applicable.

The financial information incorporated herein by reference may be obtained in the manner described under “Where You Can Find More Information About Net” in “THE TENDER OFFER – Section 8. Certain Information About Net” of the Offer to Purchase.

Item 14 to Schedule 13E–3. Persons/Assets, Retained, Employed, Compensated or Used.

(b)	Employees and Corporate Assets: None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                    , 2012

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

By:
Name:

Title:

EMBRATEL PARTICIPAÇÕES S.A.

By:
Name:

Title:

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

By:
Name:

Title:

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated , 2012.

(a)(1)(ii)*	Form of ADS Letter of Transmittal.

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients.

(a)(1)(v)*	Notice of Offer to Purchase Shares of Common Shares and Preferred Shares Issued by Net Serviços de Comunicação S.A., as made public on , 2012. (English translation).

(a)(1)(vi)*	Form of summary advertisement published on , 2012.

(a)(1)(vii)*	Text of Press Release issued by the Offerors on , 2012.

(b)	None.

(c)(i)	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 1, 2012).

(d)(i)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2005).

(d)(ii)	First Amendment to Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on September 6, 2006).

(d)(iii)	Second Amendment to Shareholders’ Agreement, dated as of April 28, 2006, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on August 5, 2010).

(d)(iv)	Third Amendment to Shareholders’ Agreement, dated as of September 18, 2009, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on August 5, 2010).

(d)(v)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB and Teléfonos de México, S.A. de C.V., as intervening parties, (English translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar’s 2006 annual report on Form 20-F, filed on July 14, 2006), along with Attachment I, Net’s Shareholders’ Agreement (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on April 8, 2005) and Attachment II, By-laws of GB (English translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar’s 2005 annual report on Form 20-F, filed on July 14, 2006).

(d)(vi)	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English translation) (incorporated herein by reference to Exhibit 10.6 to Net’s Amendment No. 1 to its registration statement on Form F-4, filed on February 7, 2005).

(d)(vii)	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2006 annual report on Form 20-F, filed on March 9, 2007).

(d)(viii)	First addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to Exhibit 4.5 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(ix)	Second addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(x)	Third addendum to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xi)	Fourth addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.8 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xii)	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.9 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xiii)	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xiv)	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to Exhibit 4.11 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to Exhibit 4.12 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xvi)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.13 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xvii)	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to Exhibit 4.14 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xviii)	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to Exhibit 4.15 to Net’s 2009 annual report on Form 20-F, filed on April 21, 2010).

(d)(xix)	Optical Fiber Lease Agreement, dated November 22, 2005 (English translation) (incorporated herein by reference to Exhibit (e)(18) to Net’s 14D-9, filed on September 14, 2010).

(d)(xx)	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English translation) (incorporated herein by reference to Exhibit (e)(19) to Net’s 14D-9, filed on September 14, 2010).

(d)(xxi)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit (e)(20) to Net’s 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

(h)	None.

*	To be filed by amendment.